

February 13, 2015

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

    Re: SmartHeat, Inc.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed February 5, 2015
             File No. 001-34246

Dear Mr. Bialowons:

We have reviewed your amended filing and have the following comment.

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

1.   We note your response to prior comment two and the revisions to your filing. As previously requested, please revise the footnotes to the unaudited pro forma statements of operations to disclose the expected loss you will record on the sale of your subsidiaries, including how the amount was determined, and to clarify that the loss is not reflected in the unaudited pro forma statements of operations because it is a material non-recurring charge directly related to the transaction that will be included in your results within the 12 months after the transaction. In addition, please revise the forepart of your filing, including the disclosures under Price and Premium on page 23, to also address the following: quantify the expected loss you will record on the sale of your subsidiaries; explain why you believe the pending transaction is fair and reasonable to shareholders in light of the fact that the purchase price is significantly less than the net carrying values of the assets and liabilities being disposed of; and explain how you determined the restated carrying values of the assets and liabilities you are selling are appropriate and comply with GAAP.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Robert Newman, Esq. (*via e-mail*)
         Newman & Morrison LLP